Exhibit 11

OURPET'S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

	For the Year Ended
	December 31,
	2015	2014

Net income	$1,336,912	$769,275

Preferred Stock dividend requirements	(57,150)	(95,099)

Net income attributable to common stockholders	$1,279,762	$674,176

Basic Weighted average number of common shares outstanding	17,569,744	17,046,577

Preferred Stock Common Share Equivalents	1,236,160	-

Dilutive Stock Options outstanding for the Period	121,644	476,893

Dilutive Warrants outstanding for the Period	335,193	635,735

Diluted Weighted average number of common and equivalent shares outstanding	19,262,742	18,159,204

Basic and Diluted Net income per common share	$0.07	$0.04